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Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing.
This and other information can be found in the Fund's prospectus https://fundrise.com/ct.
Read them carefully before investing. #flagshipfundmarketing

Here's the thing about the rich—they get wealthy quietly. No flashy cars, no overpriced gadgets, just calculated moves that grow their money over time. You know what's kind of ironic though? The best opportunities are often the least exciting. Real estate, for instance not glamorous. You don't get bragging rights for owning a portfolio of multi-family units or warehouses. But you ***can*** get is more stable returns so you can build wealth that lasts generations.



That's where this company called Fundrise & it's Fundrise Flagship Fund comes in. It's the no-fluff, way to start building your real estate portfolio without needing millions. Usually most people don't ever get access to private market real estate deals so this is a great way to start with a few thousand and grab a seat at the table with the wealthy, just without the sky-high buy-in. Quiet wealth isn't about hype; it's about actions that speak louder than hype. That's where the Fundrise Flagship Fund comes in.

Thanks to Fundrise Flagship Fund for sponsoring this video! Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/ct. Read them carefully before investing. #flagshipfundmarketing #flagshipfundmarketing

January 06, 2025 | *Read Online*


from ten31
THE PROMOTE
Your insider guide to CRE

Sponsor Message: A new era of institutional-caliber real estate investing


New investment
Your portfolio has acquired a new property.
A new era of institutional-caliber real estate investing
FUNDRISE
FLAGSHIP FUND
Rental home community near Panama City, FL

More than 4,000 single-family homes in thriving Sunbelt communities. Almost 9,000 multi-family units. 3.3M sf of in-demand industrial facilities. All professionally managed by a battle-tested team—and now available to you.

With the **Fundrise Flagship Fund's** portfolio, you're tapping into real estate's most attractive qualities: long-term appreciation potential, a hedge against inflation and diversification beyond the stock market. Featuring quarterly, penalty-free withdrawals. *Start investing in minutes*.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

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Invest In Real Estate With The Fundrise Flagship Fund
Build a diversified real estate portfolio with ease. Fundrise's Flagship Real Estate Fund offers access to industrial facilities, single-family rental homes, and more, all professionally managed for you. Take the first step today at Fundrise.com/Flagship. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.

$1.1 Billion Real Estate Fund: Now Open to Everyone
Historically, billion-dollar real estate funds were built for the ultra-wealthy. With the Fundrise Flagship Fund, you get access to the same opportunities, starting with as little as $10. See how easy it is to start investing at Fundrise.com/Flagship. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.

Invest in Institutional-Caliber Real Estate
The Fundrise Flagship Fund's $1.1 billion portfolio gives you access to deals typically reserved for endowments and sovereign wealth funds—carefully selected and professionally managed to grow your net worth. Take advantage by visiting Fundrise.com/Flagship. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.

Balance Your Portfolio with Real Estate
Consistent growth over time is a proven approach to building wealth. The Fundrise Flagship Fund's institutional-caliber real estate can provide balance—even as the stock market zigs and zags. Start investing in minutes and with as little as $10 at Fundrise.com/Flagship. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.

A New Era of Real Estate Investing is Here
Ready to invest in real estate but afraid of bad tenants and broken toilets? The Fundrise Flagship Fund gives you the benefits of real estate without the headaches of being a landlord. Start with just $10 and see how simple real estate investing can be. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Flagship.